United States securities and exchange commission logo





                         July 8, 2021

       Elizabeth Czerepak
       Chief Financial Officer
       BeyondSpring Inc.
       28 Liberty Street
       39th Floor
       New York, New York 10005

                                                        Re: BeyondSpring Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed July 2, 2021
                                                            File No. 333-257639

       Dear Ms. Czerepak:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Andrea L. Nicol  s,
Esq.